July 11, 2014

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	BlackBerry Limited
Form 40-F for the Fiscal Year Ended March 1, 2014
Filed March 28, 2014
File No. 000-29898

Dear Mr. Spirgel:

This letter is in response to the comment letter, dated June 20, 2014 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. James Yersh, Chief Financial Officer of BlackBerry Limited (the “Company”). The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

Form 40-F for the Fiscal Year Ended March 1, 2014
Exhibit 1.2
Financial Statements
Consolidated Statements of Operations

1.
We note that your hardware and other cost of sales included $782 million inventory write-down of your Blackberry Z10 devices and supply commitments and $1.6 billion inventory write-down of your Blackberry 10 devices. Please tell us why such write-downs were not separately presented on the face of the financial statement pursuant to ASC 330-10-50-2 and ASC 330-10-50-5.

Response:

The Company notes the following accounting guidance as referenced in the Staff’s comment:

Losses from application of lower of cost or market

ASC 330-10-50-2: When substantial and unusual losses result from the application of the rule of lower of cost or market it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.

Losses on firm purchase commitments

ASC 330-10-50-5: The amounts of net losses on firm purchase commitments accrued under paragraph 330-10-35-17 shall be disclosed separately in the income statement.

For the year ended March 1, 2014 (“Fiscal 2014”), the Company did not present the charges taken against inventory and supply commitments as separate line items on its Consolidated Statements of Operations as it believed that adequate disclosure related to the charges had been provided in the notes (the “Notes”) to the consolidated financial statements for Fiscal 2014 (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2014 (the “Annual MD&A”). Specifically, the following disclosures were included in the Company’s 40-F:

1)
In the “Inventories” section of Note 5 to the Consolidated Financial Statements, the Company disclosed the Fiscal 2014 charges incurred against inventory (approximately $1.6 billion) and supply commitments (approximately $782 million);

2)
In the “Critical Accounting Estimates - Inventory and Inventory Purchase Commitments” section of Note 1 to the Consolidated Financial Statements, the Company disclosed the areas of judgment applied to the valuation of inventory, discussed the nature of the charges incurred against inventory and supply commitments, and provided details on the internal and external factors and assumptions used by management in its assessment. The relevant excerpt is included below:

“The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased significantly during fiscal 2014 due to the maturing smartphone market, very intense competition and, the Company believes, the uncertainty created by the Company's recently completed strategic review process. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded primarily non-cash, pre-tax charges against inventory and supply commitments of approximately $2.4 billion in fiscal 2014 related to Blackberry 10 devices.”

3)
In the “Overview - Inventory Charges” section of the Annual MD&A, the Company provided similar details of the charges as provided in the Notes, added expanded disclosure related to the significant judgments used by management in its assessment, and disclosed the location of the charges on the Consolidated Statements of Operations. The relevant excerpt is included below:

“During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased significantly during fiscal 2014 due to the maturing smartphone market, very intense competition and, the Company believes, the uncertainty created by the Company's recently completed strategic review process. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded primarily non-cash, pre-tax charges against inventory and supply commitments of approximately $934 million ($666 million after tax, or $1.27 per share diluted), which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”) in the second quarter of fiscal 2014, and approximately $1.6 billion ($1.3 billion after tax, or $2.56 per share diluted), which was primarily attributable to BlackBerry 10 devices (the “Q3 Fiscal 2014 Inventory Charge”) in the third quarter of fiscal 2014. The Z10 Inventory Charge and the Q3 Fiscal 2014 Inventory Charge were subsequently adjusted in the fourth quarter of fiscal 2014 to reflect increased sell through rates, relative to the estimates and assumptions previously considered, resulting from discounted pricing and revised orders on hand for devices and components of BlackBerry 10 products, resulting in a reduction of the original charges incurred of approximately $149 million ($106 million after tax, or $0.20 per share diluted), which was recorded as a reduction of cost of goods sold in the fourth quarter of fiscal 2014 (the “Q4 Fiscal 2014 Inventory Recovery”).”

4)
In the “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates - Inventory and Inventory Purchase Commitments” section of the Annual MD&A, the Company provided similar details of the charges as provided in the Notes and “Overview - Inventory Charges” section of the Annual MD&A. The relevant excerpt is included below:

“The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Significant judgment was required in calculating the inventory charges, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory. Further, the Company’s expectations with respect to its inventory and asset risk (including its ability to sell its inventory of BlackBerry 10 products and manage its purchase obligations with its manufacturing partners) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. As noted above, these difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and the strategic initiatives described in this MD&A.”

“In fiscal 2014, the Company recorded the Z10 Inventory Charge, the Q3 Fiscal 2014 Inventory Charge and the Q4 Fiscal 2014 Inventory Recovery. See “Non-GAAP Financial Measures” and “Overview - Inventory Charges”.”

Given the nature and the content of the disclosures above, the Company believes that it has provided adequate disclosure to inform readers of the nature and the amount of the charges taken against inventory and supply commitments in the Notes and Annual MD&A, as noted above, as well as the judgments applied by management in calculating the amounts. While ASC 330-10-50-2 states that “it will frequently be desirable to disclose the amount of the loss in the income statement”, the Company chose to present the amount of the lower of cost or market loss in the Notes instead of on the face of the income statement. Further, in relation to ASC 330-10-50-5, which states that “the amounts of net losses on firm purchase commitments accrued ... shall be disclosed separately in the income statement”, the Company believed that it would be adequate and beneficial to readers to disclose the loss against supply commitments in the same location as the disclosure of the lower of cost or market loss in the Notes.

As a result, the Company believed that disclosing this information in the Notes would not result in a material difference to readers compared to presenting it on the face of the income statement.

However, in response to the Staff’s comment, beginning with the second quarter of fiscal 2015 (“Q2 Fiscal 2015”), the Company intends to present current and comparative period charges incurred against inventory and supply commitments, if material, in parentheses next to “cost of sales, hardware and other” on its Consolidated Statements of Operations. An example presentation is below, which is consistent with the Company's presentation of a similar inventory provision on its Consolidated Statement of Operations for the year ended March 3, 2012.

Consolidated Statements of Operations

Cost of Sales
Hardware and other (includes charges against inventory of $xx million and supply commitments of $xx million; August 31, 2014 charges against inventory of $627 million and supply commitments of $307 million)

COMMENT:

Form 40-F for the Fiscal Year Ended March 1, 2014
Exhibit 1.2
Financial Statements
Note 1. Critical Accounting Estimates
Revenue Recognition, page 10

2.
Please refer to the last sentence. Tell us in detail why the revenues from your Blackberry 10 and 7 devices in certain regions are recognized when such devices sell-through to the end customers. It appears you are referring to hardware products revenues with price protection provisions. If so, the disclosure should be clarified to inform an investor that you are referring to the price protection provisions previously disclosed. In addition, tell us why this revenue recognition policy is limited to certain regions. If you expect this trend to significantly impact your future financial condition and results of operations, please provide a discussion of such impact in your MD&A.

Response:

BlackBerry 10 Revenue Recognition

In the second quarter of Fiscal 2014 (“Q2 Fiscal 2014”), following the launch of the Company’s BlackBerry 10 devices, the Company experienced significant pricing pressures from carrier and distributor partners that impacted the Company’s ability to make reliable and accurate estimates of possible future refunds for sales incentives, which impacted its ability to recognize revenue at the time of device shipment. The Company applies judgment and evaluates whether the risk of future concessions is material and determines whether revenue should be recognized upon shipment of BlackBerry 10 devices or upon sell-through of the products to end users on a customer-by-customer basis, based on internal factors such as the commercial terms and conditions within its Master Supply Agreements (“MSAs”), the Company’s past history of providing incentives or concessions outside of those within its contracts or agreements, as well as the level of inventories in the channel. The Company also considers external factors such as the Company’s competitive landscape, product acceptance in the market, and other economic trends.

The following developments occurred in Q2 Fiscal 2014 that resulted in the Company no longer being able to recognize revenue on BlackBerry 10 devices as they sold into the channel:

•	Significant decreases in sell-through rates and end customer demand.

•	Continued relatively low net promoter score results and increased return rates to the Company’s channel partners.[1]

•	Increases in outstanding accounts receivable balances, as well as the percentage of receivables overdue from carrier and distributor partners.

•	Increases in channel partner inventory positions.

•
Efforts to increase sell-through rates with the use of marketing and promotional programs did not increase sell-through rates, making it more likely that price concessions in the future would be required to reduce channel inventory levels.

•
Although BES 10.1, the Company’s mobile device administration platform for BlackBerry 10 devices officially launched at BlackBerry Live on May 15th 2013, carriers were slow to test and promote the enterprise software solution with their end enterprise and government customers. As a result, most enterprise servers in the market were still within a testing phase. Without the BES 10.1 software solution being installed on live production servers at Enterprise and Government end customers, BB10 devices could not be deployed, resulting in continued BlackBerry 7 demand rather than BlackBerry 10 demand in these markets. As a result, there was only a minimal increase in demand for BlackBerry 10 products in the short term.

Given the developments noted above, the Company disclosed its hardware revenue recognition policy and discussed the related estimates and judgments used to explain why hardware revenue for BlackBerry 10 devices were being recognized as they sold through to end customers in the “Accounting Policies - Revenue Recognition” section of Note 1 to its Consolidated Financial Statements, as follows:

“The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue for hardware products is recognized when the four criteria noted above are met. The determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.

The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses.

_______________________

[1]
If an end customer returns a handheld device to one of the Company’s channel partners, the channel partner is not entitled to return the device to the Company as there are no contractual general rights of return. Nevertheless, product returned to channel partners does affect the Company’s determination of whether the price is fixed or determinable as the related costs incurred by the channel partners impact the Company’s ability to sell future product into the channel and may prompt the Company to offer future sales incentives, resulting in concessions on previously recognized revenue.

The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue and costs of goods sold when its products are sold through to an end user. Shipments of BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, are recognized as revenue when the devices sell through to end customers.

For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.”

The Company also disclosed its critical accounting estimates related to revenue recognition in the “Critical Accounting Estimates - Revenue Recognition” section of Note 1 to the Consolidated Financial Statements as follows:

“Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company's expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on sell-through programs and reduced the price on new shipments of BlackBerry 10 smartphones during fiscal 2014. The Company plans to implement further sell-through programs with its carrier and distributor partners, which could be applicable to BlackBerry 10 devices shipped in fiscal 2014. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers.”

Further, the Company disclosed the impacts of this determination in the “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Hardware Revenue” section of its Annual MD&A, as noted below:

“The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the very intense competition. Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. The Company also believes that uncertainty surrounding its recently completed strategic review process, as well as previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to negatively impact demand for the Company's products in fiscal 2014. In order to improve sell-through levels and stimulate global demand for BlackBerry devices, the Company continues to implement sell-through programs with its carrier and distributor partners. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See “Accounting Policies - Revenue Recognition”.

BlackBerry 7 Revenue Recognition

In the third quarter of fiscal 2014 (“Q3 Fiscal 2014”), certain strategic factors affecting the Company as a whole caused the Company to assess its ability to continue to recognize revenue from sales of BlackBerry 7 devices at the time of shipment, including the following:

•	On September 20, 2013, the Company announced its Q2 Fiscal 2014 preliminary results (operating losses of approximately $1 billion) and its plan to reduce its workforce by approximately 40%.

•
The Company continued to execute on a review of strategic alternatives. On September 23, 2013, the Company signed a letter of intent with Fairfax Financial Holdings Limited (“Fairfax”), whereby a consortium to be led by Fairfax offered to acquire the Company subject to due diligence.

•
On November 4, 2013, Fairfax announced that it, along with other institutional investors, would invest $1.0 billion in the Company through a private placement of convertible debentures. The Company announced that it had completed its strategic review and was no longer pursuing a sale transaction, and the debenture financing was completed on November 13, 2013.

•
Shortly after the closing of the debenture financing, significant changes to the Company’s board of directors and executive team were implemented, including the appointment of John Chen as Executive Chair and Interim CEO of the Company and the departures of the Company’s Chief Financial Officer, Chief Operating Officer and Chief Marketing Officer.

The Company believed that, as a result of the above developments and the uncertainty they created, market confidence in the Company decreased significantly and the Company continued to see a decline in the sales of all its BlackBerry devices and related sell-through rates. The expected continued decline in sell-through rates raised significant uncertainty regarding the ability of carrier and distributor partners to sell-through inventory that was building in the channel without additional support from the Company.
Consequently, the Company was approached during Q3 Fiscal 2014 by certain of its carrier and distributor partners seeking financial relief and additional financial support to improve the sell-through of products in the channel. Certain factors specific to particular distribution partners or particular regions arose in Q3 Fiscal 2014, including the following:

•	A build-up of channel inventory and a decline in end consumer demand and sell-through rates.

•	Due to the build-up of inventory, significant uncertainty regarding the carrier and distributor partners’ ability to sell-through devices without financial support from the Company.

•
The decrease in sell-through rates impacted certain carrier and distributor partners’ invoice payment practices. Some paid for devices as they sold through to end customers and some began to withhold BlackBerry 7 payments as a result of challenges in selling through BlackBerry 10 devices.

•
On October 21, 2013, the Company launched the cross-platform BlackBerry Messenger (“BBM”) application for use on Android and iPhone handsets. Historically, BBM was seen by consumers as a highly valuable communication application that was only available on BlackBerry devices.

However, as BBM is now available on non-BlackBerry devices, it was expected that this would further reduce the demand for BlackBerry handhelds in certain regions where BBM was a key differentiator.

•
As part of its cost-cutting initiatives, the Company re-prioritized the regions in which it would continue to spend funds on promoting its devices, thereby impacting the resources available to support sell-through with certain carrier and distributor partners and in certain regions.

Based on the above developments, the Company determined that for specific carrier and distributor partners, revenue could only be recognized when the device sold through to the end customer. These carrier and distributor partners comprised substantially all of the BlackBerry 7 device shipments in certain regions and this resulted in the Company making the following disclosure in the “Critical Accounting Estimates - Revenue Recognition” section of Note 1 to its Consolidated Financial Statements and the “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Hardware Revenue” section of its Annual MD&A:

“As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for … BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers.”

For other carrier and distributor partners, no similar channel inventory or overdue receivable issues were identified. Further, in certain regions, BlackBerry 7 devices continue to sell-through to end customers within a relatively short period of time. This is consistent with the fact that the Company sells directly to carriers in certain regions and carriers do not generally hold a significant level of inventory. In addition, the majority of BlackBerry 7 devices shipped to certain carrier and distributor partners and in certain regions are ultimately sold to enterprise customers, which reduces the risk of future concessions as a result of low carrier inventory levels, lack of overdue receivable balances, and a more enterprise-focused market.

Price Protection

In response to the Staff’s comment regarding price protection, the Company has a very limited number of carrier and distributor partners with contractual inventory price protection clauses within their MSAs. Further, the existence of price protection clauses was not the primary reason for the basis of revenue recognition of devices on a sell-through basis. The determination to recognize revenue when the devices are sold through to an end user is based on many facts and circumstances, as described above, that may result in the Company providing rebates and channel incentives to product previously sold into the channel, causing the price to not be considered fixed or determinable. For the limited carrier and distributor partners with inventory price protection, the Company has disclosed the following in the “Accounting Policies - Revenue Recognition - Hardware” section of Note 1 to the Consolidated Financial Statements:

“Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses.”

In conclusion, the Company believes that it has provided adequate disclosure to inform readers of its revenue recognition policies in connection with the sale of BlackBerry 10 and BlackBerry 7 devices. Furthermore, if the trend to recognize revenue from the sale of BlackBerry 10 devices, and BlackBerry 7 devices to carrier and distributor partners in certain regions, when such devices sell through to the end customers significantly impacts the Company’s future financial condition and results of operations, a discussion of such impacts will continue to be included in subsequent management’s discussion and analysis.

COMMENT:

Form 40-F for the Fiscal Year Ended March 1, 2014
Exhibit 1.2
Financial Statements
Note 3. Cash, Cash Equivalents and Investments, page 12

3.	Please tell us how you are accounting for your securities lending arrangements including the related collateral. Refer to your basis in the accounting literature.

Response:

The Company will, on occasion, conduct securities lending activities where it will loan non-U.S. treasury bills and notes to major Canadian financial institutions (the “Borrowers”). In exchange, the Company receives collateral of at least 102% of the market value of the securities lent, in the form of similar non-U.S. treasury bills and notes. The Company cannot sell or re-pledge this collateral except in the case of default by the Borrower. The Company also generates lending fee income from the arrangements. The securities loaned by the Company are subsequently returned either upon their maturity or when the Borrower no longer requires them, at which point the collateral is returned to the Borrower. Finally, the Company holds the unilateral ability to recall the loaned securities at any time.

The Company assesses its securities lending arrangements under ASC 860 - Transfers and Servicing. The overriding accounting determination of the Company’s securities lending transactions is determined initially by the guidance in ASC 860-10-40, which considers whether or not a transaction constitute a sale. The Company has determined that under ASC 860-10-40-5, the transfer of a security under the Company’s lending arrangements does not constitute a sale, as such transfer does not meet all of the required criteria to be recorded as such.

In particular, the Company has determined that its lending arrangements do not meet the "effective control" criteria in ASC 860-10-40-5(c), which provides that a transferor not maintain effective control over the assets in question. Specifically, ASC 860-10-40-5(c)(2) states that evidence of “effective control” includes an agreement that provides the transferor with both: (i) the unilateral ability to cause the holder to return specific financial assets; and (ii) a more-than-trivial-benefit attributable to that ability. The agreements between the Company and its Borrowers stipulate that the Company has the unilateral ability to recall the transferred securities at any time. Furthermore, as this unilateral ability can be exercised at any time and under any situation (such as an increase or decrease in value), the Company considers this a more-than-trivial-benefit. Accordingly, the Company maintains effective control over the securities in question and thus does not meet the criteria in ASC 860-10-40-5(c).

As the transfer of the securities therefore does not constitute a sale, the Company considers that it still has a continuing involvement with the transferred securities and as a result, the Company accounts for the instruments as if they are still held directly.

The Company also considered that, if a securities lending transaction does not meet the sale criteria of ASC 860-10-40-5, collateral received may be considered proceeds of either a sale or borrowing.

The Company believes the securities lending transactions outstanding as of Fiscal 2014 did not meet the guidance of accounting for the collateral under ASC 860-30-25-7, as it was the Company’s unilateral right of recall that lead to the maintenance of effective control over the loaned securities (under ASC 860-10-40-5(c)(2)), not an entitlement or obligation to repurchase or redeem prior to maturity (under ASC 860-10-40-5(c)(1)). In addition, the collateral received cannot be sold or re-pledged.

Similarly, because the securities received as collateral are not permitted to be sold or re-pledged, the Company believes that accounting for the collateral under ASC 860-30-25-8 does not apply.

As the Company believes neither of these paragraphs are applicable to the lending arrangements entered into, and as there have been no default events under ASC 860-30-40-1, the Company (as the secured party) has not recognized the collateral in accordance with ASC-860-30-25-5(d).

The Company discloses its securities lending program in its financial statements in accordance with the disclosure objectives in ASC 860-10-50-3 and ASC 860-30-50. That is, the Company discloses its continuing involvement with the securities lent and their carrying value on its balance sheet. As the Company is under no restrictions for the loaned securities (as they can be recalled at any time), there are no disclosure requirements related to restrictions. The Company discloses that it receives collateral in excess of the amount of securities lent. As the Company does not have the right to re-pledge or sell the collateral it receives, none is reported under ASC 860-30-50-1A(c). The Company also reports that this arrangement generates fee income. The Company does not disclose a quantitative metric with respect to fee income, as the amount is immaterial to both the Company’s statement of operations and statement of cash flows.

In addition, the Company discloses in the notes to the consolidated financial statements the nature of the securities which have been transferred, to whom those securities have been lent, and the nature of the securities received as collateral, which has been aggregated based upon guidance in ASC 860-10-50-4A and ASC 860-10-50-5.

For Fiscal 2014, all securities lent consisted of non-U.S. treasury bills or notes to major Canadian banks, and all collateral received consisted of similar non-U.S. treasury bills or notes. The Company was not exposed to any risks related to the transferred financial assets, as it held collateral in the same form as the transferred securities of an amount in excess of that transferred.

COMMENT:

Form 40-F for the Fiscal Year Ended March 1, 2014
Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013
Accounting Policies and Critical Accounting Estimates
Critical Accounting Estimates, page 11

4.
We note that significant judgment is applied to determine whether shipments of your devices have met your revenue recognition criteria. Please expand to discuss your methods, assumptions and estimates used in your recognition of hardware devices revenues.

Response:

As disclosed in the Annual MD&A on page 17 under “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Hardware Revenue”, “significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances.”  At the end of this section, the Company provided a cross-reference to the “Accounting Policies - Revenue Recognition” section of the Annual MD&A where a discussion of the accounting policies and critical accounting estimates the Company applies with respect to the recognition of hardware sales revenue is provided.  Such cross-reference should have read: “Accounting Policies and Critical Accounting Estimates - Accounting Policies” (not “Accounting Policies - Revenue Recognition”), where the reader would have been directed to Note 1 to the Consolidated Financial Statements.  Note 1 to the Consolidated Financial Statements provides a description of both the Company’s revenue recognition accounting policy and revenue recognition critical accounting estimates with respect to hardware revenue including the methods, assumptions and estimates used in the Company’s recognition of hardware devices revenues as follows:

“Hardware

The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue and costs of goods sold when its products are sold through to an end user. Shipments of BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, are recognized as revenue when the devices sell-through to end customers. For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.”

“Multiple Element Arrangements”

“The Company determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right and non-software services ranges from $10-$20 per BlackBerry 10 device.”

For future filings, the Company will provide a more detailed and accurate cross-reference in the relevant sections of its management's discussion and analysis to the relevant excerpts of the notes to the Company’s consolidated financial statements. The Company will also include the following expanded disclosure in the “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates” section of its subsequent annual management's discussion and analysis:

Critical Accounting Estimates - Revenue Recognition

Hardware

The Company’s use of customer incentives requires management to use significant judgment in evaluating whether prices for handheld devices are fixed or determinable, which can impact the timing of when hardware revenue is recognized. When the price isn’t considered fixed or determinable, the Company recognizes revenue when the product is sold through to its end users. The Company must take into account its past history with its carrier and distribution partners to determine whether it can reliably estimate whether any future concessions will be provided on products it has previously sold into the channel. The Company also makes estimates of the level of channel inventory and the likelihood it will sell-through at the prices sold to its distribution partners. The Company also has to consider external factors such as end customer demand, market acceptance of its products, cannibalization of new product introductions, the competitive landscape and technological obsolescence in determining whether the price is fixed or determinable at the time of shipment. These factors could result in the Company increasing its customer incentive programs which could impact the results of the Company’s operations. The Company recognizes these customer incentives at the later of when the Company has recognized the product sale or when the program is offered.
The Company also uses estimates in determining return provisions for its hardware sales. The Company has limited rights of return for quality defects based on contractual terms and conditions. The Company’s historical experience is that returns for defects are immaterial to the results of operations and represent only 0.5% to 1% of total units shipped. However, if defect rates were to increase beyond those estimated, the Company would be required to recognize additional reductions to revenue. If the defect rate were to change such that the Company could no longer reliably estimate the return rate, recognition of revenue could be delayed until a reliable estimate could be made or the return period lapses.

Multiple Element Arrangements

The Company’s process for determining best estimated selling prices (“BESPs”) as it relates to when and if available upgrade rights to the BlackBerry 10 devices involves management’s judgment and multiple factors are considered that may vary over time depending upon the unique facts and circumstances related to each deliverable. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis. Should future facts and circumstances change, the Company’s BESPs and the future rate of related amortization for software upgrades and non-software services related to future sales of these devices could change. Factors subject to change include the unspecified software upgrade rights offered, change in pricing of elements sold separately by the Company in the future, the estimated value of unspecified software upgrade rights, the estimated or actual costs incurred to provide non-software services, and the estimated period software upgrades and non-software services expected to be provided. Management does not expect the estimate of BESP to increase in the future given the competitive nature of the industry and the downward trends on its pricing. It is more likely to decrease in the future, which would result in a positive impact on the results of operations on a go-forward basis. Management also uses historical data to determine the useful life of the device over which to amortize the upgrade value. If the life of the device increased the rate at which revenue is recognized would decrease. Conversely if the life of the device decreased the rate at which revenue is recognized would increase. Management reviews its estimates on an annual basis unless other facts and circumstances arise to warrant a shorter review cycle.

COMMENT:

Form 40-F for the Fiscal Year Ended March 1, 2014
Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013
Accounting Policies and Critical Accounting Estimates
Service Revenue, pages 18

5.
We note that you expect your future service revenues to decrease significantly due to the reduction in SAF. Please disclose the amount and percentage of SAF included in service revenues for fiscal 2014 as compared to fiscal 2013.

Response:

For Fiscal 2014, all of the revenue classified as “Service Revenue” in the Annual MD&A was SAF. For the year ended March 2, 2013, the vast majority of the Company’s revenue included in “Service Revenue” was SAF. As such, the Company’s analysis of “Service Revenue” in the Annual MD&A focused on only SAF and the factors that could impact the results of operations and financial condition of the Company going forward.

The amount and percentage of SAF included in “Service Revenue”, from continuing and discontinued operations, in Fiscal 2014 and for the fiscal year ended March 2, 2013 were as follows:

	For the Fiscal Year Ended
Service Revenue	March 1, 2014		March 2, 2013
	Amount	%	Amount	%
SAF	2,698	100%	3,829	97%
Other (1)	—	—%	114	3%
	2,698	100%	3,943	100%

(1) Other service revenue for fiscal 2013 includes $33 million in revenues generated by NewBay, which were included in discontinued operations.

Should any other significant sources of service revenue be recorded in the future, the Company will include disclosure and analysis of the results of operations and the risks and uncertainties relating to these revenue streams as part of its filings.

* * *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ James Yersh

James Yersh, CPA, CA
Chief Financial Officer
cc:    Dean Suehiro, U.S. Securities and Exchange Commission
Robert Littlepage, U.S. Securities and Exchange Commission
Joseph Kempf, U.S. Securities and Exchange Commission
Steven Zipperstein, Esq., Chief Legal Officer and General Counsel
Phil Kurtz, Esq., Deputy General Counsel & Assistant Corporate Secretary
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, Claudia Kotchka and Timothy Dattels
David Chaikof, Esq., Torys LLP
David W. Pollak, Esq., Morgan, Lewis & Bockius LLP
Lisa Portnoy, Ernst & Young LLP
Martin Lundie, Ernst & Young LLP